December 9, 2010

Via EDGAR

Michael R. Clampitt, Esq.
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

            Re:    First Citizens Bancshares, Inc. (the "Company")
                     Form 10-K for Fiscal Year Ended December 31, 2009
                     Form 8-K filed May 18, 2010
                     File No. 000-11709

Dear Mr. Clampitt:

Set forth below are the Company's responses to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in its letter dated November 17, 2010 with respect to the above-referenced filings.

For your convenience, the text of the Staff's comment is set forth in italics below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 10. Directors, Executive Officers and Corporate Governance, page 49

Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A.

  We note your response to comment 9 in our letter dated August 4, 2010. Please provide us with additional legal analysis explaining why you believe Instruction 4 to Item 402(b) of Regulation S-K is applicable to the omitted performance targets. Please note that you should provide the same level of analysis as you would in the context of a formal confidential treatment request.

Michael R. Clampitt
December 9, 2010

Response: In response to the Staff's comment, in future filings, beginning with our definitive proxy statement on Schedule 14A in connection with our annual meeting of shareholders to be held in 2011, we will undertake to disclose performance targets with respect to our incentive plans. We intend to include disclosure substantially similar to the following, which would have replaced the disclosure under the section entitled "COMPENSATION DISCUSSION AND ANALYSIS - Incentive Compensation Plan" on pages 8 through 9 of our definitive proxy statement on Schedule 14A filed with the Commission on March 15, 2010:

Incentive Compensation Plan

                Each of the Named Executive Officers except for Ms. Winchester is eligible for a cash incentive bonus under a customized individual incentive plan. The Company's board of directors may modify, suspend or terminate each incentive plan at any time. Each plan provides bonus cash compensation based on corporate, business unit and individual performance goals established each year by the Compensation Committee. For 2009 cash bonuses, the receipt of incentive compensation for the four eligible Named Executive Officers was based on a minimum return on equity of 10.0% for the Company. Because the Company had a return on equity of 10.19% for the year ended December 31, 2009, each of the eligible Named Executive Officers received a cash incentive bonus under his or her respective incentive plan. After the amount of each earned bonus is determined for each eligible Named Executive Officer, up to 25% of each such bonus can be deducted from the total eligible amount if the executive does not meet or exceed personal business development goals during the plan year. For 2009, each eligible Named Executive Officer met or exceeded his or her respective personal business development goals and, therefore, no cash incentive bonuses were reduced.

                Prior to 2008, cash incentives were paid annually in December of the corresponding year. Beginning in 2008, annual incentive compensation for each year is paid in January of the following year. The following cash bonuses were paid to the Named Executive Officers in 2010 based on achievement of corporate and individual performance goals for 2009:

Name	Percentage of Potential Bonus Received	Incentive Plan Compensation
Jeffrey D. Agee	70%	$104,163(1)
Laura Beth Butler	96%	48,000(1)
Katie S. Winchester	N/A	N/A
Judy Long	70%	57,680
Christian E. Heckler	53%	15,500

(1)  Includes discretionary cash bonus awarded by the Compensation Committee.

            The 2009 performance metrics for the incentive plans of each of the four eligible Named Executive Officers are summarized below.

Incentive Plans for Chief Executive Officer and Chief Operating Officer

            For 2009, the Compensation Committee revised the incentive plans for Mr. Agee and Ms. Long to ensure the compensation program was competitive, comprehensive and properly reflective of the Company's strategic direction. The new plan provides an incentive of 25% to 50% of base salary based on performance in certain categories. Performance is measured using a "balanced scorecard" matrix, which is aligned with the Company's strategic goals of creating long-term shareholder value and protecting the interests of the Bank's depositors. The "balanced scorecard" matrix for 2009 included the following five, equally-weighted categories:

Michael R. Clampitt
December 9, 2010

  Employees (comprised of employee turnover rate and results of corporate culture surveys);

  Customers;

  Growth and Innovation (comprised of the Bank's deposit market share, growth in total assets, growth in the number of referrals and innovation);

  Shareholder Return (comprised of the Company's return on equity, total shareholder return and dividend yield); and

  Regulatory Ratings.

Based on a comparison of the 2009 performance to the target established by the Compensation Committee for each category, an overall rating of 1-5 (i.e., low to high) was assigned for each category. For 2009, the performance metrics, targets, actual performance and resultant ratings were as follows:

Performance Metric	Target	2009 Performance	Rating
Employee Turnover	<19%	10%	5(1)
Corporate Culture Survey Results	>92%	94.7%
Customers (2)	Qualitative (2)	Achieved (2)	4.7
Deposit Market Share	2.75%	3.37%	3.8(5)
Asset Growth	8%(3)	5%
Growth in Referrals	4%	2.6%
Innovation(4)	Qualitative(4)	Achieved(4)
Return on Equity Total Shareholder Return Dividend Yield	(9.95)%(6) (22.12)%(6) 1.76%(6)	10.19% 6.58% 3.35%	5(7)
Regulatory Ratings	(8)	(8)	(8)

_________________________________________________

(1)	This overall rating reflects an average rating based on the achievement of both of the performance metrics related to the Employees category.
(2)	This performance metric was qualitative and based on results of various customer surveys conducted throughout the year, including independent mystery shopping results.
(3)	This target was based on the average asset growth for peer institutions (depository institutions with an asset size of $300 million to $1 billion), as set forth in the Uniform Bank Performance Report as of September 30, 2009, or the UBPR.
(4)	This performance metric was qualitative and considered factors such as new strategic initiatives designed to improve efficiencies of work flow and various recognitions received by the Company. During 2009, the Company implemented strategies to, among other things, save energy, outsource certain functions and extend certain cut-off times. The Company also received recognition as, among other things, one of the top agricultural lenders, best employers and largest donors to certain charitable organizations within the communities it serves.
(5)	This overall rating reflects an average rating based on a comparison of the 2009 performance compared to the targets for each of the performance metrics related to the Growth and Innovation category.
(6)	This target was based on information set forth in the Southeast Public Bank Peer Report, or the Peer Report, produced by Mercer Capital with data provided by SNL Financial LC as of January 4, 2010.
(7)	This overall rating reflects an average rating based on a comparison of the 2009 performance compared to the targets for each of the performance metrics related to the Shareholder Return category.
(8)	This information is confidential.

Michael R. Clampitt
December 9, 2010

Based on the results of the "balanced scorecard" matrix for 2009, each of Mr. Agee and Ms. Long received incentive pay totaling 35% of their respective base salaries. In addition, the Compensation Committee recommended and approved a discretionary cash bonus of $32,000 for Mr. Agee as an effort strategically to adjust his total compensation to more closely align with peer levels, which resulted in a cash bonus equal to 51% of his base salary. The average of the 50th and 75th percentiles of peers' base salary reflected in the compensation surveys on which the Compensation Committee relied was $251,000, compared to Mr. Agee's base salary of $206,000.

            The above-referenced categories and performance metrics are designed to create long-term shareholder value and incentivize Mr. Agee and Ms. Long with measurable goals. It is possible, however, that certain of these metrics, taken alone, could encourage Mr. Agee or Ms. Long to take certain risks that could have a material adverse effect on the Company. For example, with respect to the asset growth performance metric in the Growth and Innovation category, the executives could attempt to grow assets in a given year by increasing the loan portfolio without considering the ability of borrowers to repay such loans, which could increase the amount of non-performing loans in the future. The Compensation Committee believes, however, that the "balanced scorecard" approach mitigates such risk-taking in one performance metric would likely negatively impact results for another performance metric. For example, if the executive increased the loan portfolio without considering the ability of borrowers to repay in order to increase his or her Growth and Innovation category rating, then ratings for the Regulatory Ratings and Shareholder Return categories would likely decrease in subsequent years. Because each of the categories in the "balanced scorecard" matrix are weighed equally and address broad areas of overall performance, the Compensation Committee believes that the executives are not incentivized to take risks that might have a material adverse effect on the Company.

Incentive Plan for Chief Financial Officer

            For the year ended December 31, 2009, the incentive plan for Ms. Butler approved by the Compensation Committee based on the recommendation of the Chief Executive Officer consisted of a discretionary component and a performance-based component. The Compensation Committee recommended and approved a discretionary cash bonus of $10,000 for Ms. Butler as an effort strategically to adjust her total compensation to more closely align with peer levels. The performance-based plan provided for a bonus of up to $40,000 if certain individual and Company performance targets were met. This target amount was set in an attempt to align Ms. Butler's potential total compensation (base salary plus aggregate incentive bonus) with the average of the 50th and 75th percentiles of peers' total compensation reflected in the compensation surveys on which the Compensation Committee relied. There were five, equally-weighted performance metrics for 2009, with the following targets and actual performance achieved:

Performance Metric	Target	2009 Performance
Return on Equity	(9.95)%(1)	10.19%
Total Shareholder Return	(22.12)%(1)	6.58%
Dividend Yield	1.76%(1)	3.35%
Audits(2)	Minor or no findings	Minor or no findings
Regulatory Ratings	(3)	(3)

____________________________________________

(1)	This target was based on information set forth in the Peer Report.
(2)	This performance metric is based on results and/or ratings of internal and external audits.
(3)	This information is confidential.

Michael R. Clampitt
December 9, 2010

            Based on the actual performance for 2009 compared to the corresponding targets, Ms. Butler received a performance-based cash bonus of $38,000. Because the Compensation Committee also approved the discretionary cash bonus of $10,000, Ms. Butler's total cash bonus totaled 42% of her base salary.

            The above-referenced performance metrics are designed to create long-term shareholder value and incentivize Ms. Butler with measurable goals. It is possible, however, certain of these metrics, taken alone, could encourage Ms. Butler to take certain risks that could have a material adverse effect on the Company. For example, Ms. Butler could attempt to grow return on equity in a given year by increasing the loan portfolio to increase interest income without considering the ability of borrowers to repay such loans, which could increase the amount of non-performing loans in the future. The Compensation Committee believes, however, that Ms. Butler's overall performance matrix mitigates such risks because risk-taking in one performance metric would likely negatively impact results for another performance metric. For example, if Ms. Butler attempted to minimize the allowance for loan losses in order to increase her Return on Equity performance rating, then the Regulatory Ratings performance rating would likely decrease in subsequent years. Because each of the performance metrics in Ms. Butler's performance matrix are weighted equally and address broad areas of overall performance, the Compensation Committee believes that Ms. Butler is not incentivized to take risks that might have a material adverse effect on the Company.

Incentive Plan for Southwest Market Regional President

            For the year ended December 31, 2009, the incentive plan for Mr. Heckler was approved by the Compensation Committee based on the recommendation of the Chief Executive Officer.  The plan provided for a target cash bonus of $29,500 if certain Company performance targets were met. This target bonus amount was set in an attempt to align Mr. Heckler's potential total compensation (base salary plus incentive bonus) with the average of the 50th and 75th percentiles of peers' total compensation reflected in the compensation surveys on which the Compensation Committee relied. The following six categories were included in Mr. Heckler's incentive plan, based on performance in the Southwest Market:

  Loan Volume;
  Deposit Volume (comprised of the Bank's total deposit volume and core deposit volume);
  Profitability (comprised of net interest margins growth for the Company and the cost accounting budget);
  Customers;
  Employees; and
  Average Loan Yield.

Michael R. Clampitt
December 9, 2010

            The target, actual performance achieved and weighting factor for each performance metric were as follows:

Performance Metric	Target	2009 Performance	Weighting Factor
Loan Volume Growth	3%	1%	14%
Total Deposit Volume Growth Core Deposit Volume Growth	4% 4%	5% 5%	42%(1)
Net Interest Margin Growth Cost Accounting Budget	10bp Meet budget	10bp Meet budget	13%(2)
Customer Service Survey Score	>4	4.08	14%
Employee Turnover	<20%	20%	7%
Average Loan Yield	6.06%	6.08%	10%

_____________________________

(1)	This weighting factor is earned if the actual performance meets or exceeds the target for both of the performance metrics related to the Deposit Volume category. Because the targets for both of these performance metrics were exceeded, Mr. Heckler's potential cash bonus was increased accordingly.
(2)	This weighting factor is earned if the actual performance meets or exceeds the target for both of the performance metrics related to the Profitability category.
(3)	This target was based on the average loan yield for peer institutions (depository institutions with an asset size of $300 million to $1 billion), as set forth in the UBPR.

            Based on the actual performance for 2009 compared to the corresponding targets, Mr. Heckler earned a performance-based cash bonus of $23,500, or approximately 80% of his target bonus of $29,500.

            In addition to the above performance metrics, Mr. Heckler's incentive is subject to penalties that may reduce his payout if certain asset quality factors related to the loan portfolio for which he is directly responsible are not met. Such penalties have the potential to reduce Mr. Heckler's cash bonus by more than 50% of the eligible amount. The threshold, actual performance achieved and resulting deduction for each asset quality factor for 2009 were as follows:

Asset Quality Factor(1)	Threshold	2009 Performance	Deduction
Ratio of Average Amount of Loans Past Due to Total Loan Portfolio	1.75%	8.44%	$(1,500)
Ratio of Gross Charge-offs to Total Loan Portfolio	0.25%	3.46%	(2,500)
Ratio of Average Classified Loans to Total Loan Portfolio	3.50%	11.22%	(1,500)
Quarterly Financial Statement Expectations	15%	<15%	--
Documentation Exceptions in Loan Portfolio	10%	14.75%	(1,200)
Out of Policy Beacon Score Resulting in Charge-off	0	1	(100)
Minor Regulatory Compliance Errors	12	<12	--
Unidentified Loan Classification	0	2	(1,200)

___________________________________

(1)	Each of these asset quality factors is limited to the loan portfolio for which Mr. Heckler is directly responsible.

Michael R. Clampitt
December 9, 2010

Based on the actual performance for 2009 compared to the corresponding thresholds, Mr. Heckler's payout was deducted by $8,000. Therefore, Mr. Heckler received a net cash bonus of $15,500, totaling 12% of his base salary.

            The above-referenced performance metrics are designed to create long-term shareholder value and incentivize Mr. Heckler with measurable goals. It is possible, however, that certain of these metrics, taken alone, could encourage Mr. Heckler to take certain risks that could have a material adverse effect on the Company. For example, Mr. Heckler could attempt to increase loan volume in a given year by increasing the loan portfolio without considering the ability of borrowers to repay such loans, which could increase the amount of non-performing loans in the future. The Compensation Committee believes, however, that Mr. Heckler's overall performance matrix mitigates such risks because risk-taking in one performance metric would likely negatively impact results for another performance metric. For example, if Mr. Heckler increased the loan portfolio without considering the ability of borrowers to repay in order to increase his Loan Volume performance rating, then the Average Loan Yield performance rating would likely decrease in subsequent years. While the performance metrics in Mr. Heckler's performance matrix are not equally weighted, the Compensation Committee believes that the matrix as a whole does not encourage Mr. Heckler to take risks that could have a material adverse effect on the Company. The performance metric with the heaviest weighting is total deposit and core deposit growth. Although significant growth in this performance metric could have a material adverse effect on the Company if deposits were priced significantly above market, the net interest margin performance metric serves as a mitigating factor to encourage Mr. Heckler to price deposits at or below market.

***

As requested, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions regarding the above response, please do not hesitate to call Laura Beth Butler at (731) 288-4580, or our legal counsel on this matter, David Wilson at (615) 850-8586.

           Very truly yours,

           /s/ Jeff Agee                                                                                                  /s/ Laura Beth Butler
           Jeff Agee                                                                                                        Laura Beth Butler
           Chief Executive Officer                                                                                Chief Financial Officer

cc:  David G. Wilson, Esq.